Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 5, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Attorney-Advisor

Office of Energy & Transportation

Re:	SCA Acquisition Holdings, LLC (now known as Sun Country Airlines Holdings, Inc.)

Draft Registration Statement on Form S-1

Submitted December 19, 2019

CIK No. 0001743907

Dear Ms. Majmudar:

On behalf of Sun Country Airlines Holdings, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on December 19, 2019.

Amendment No. 1 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 16, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Cover Page

1.	Please expand your cover page disclosure to briefly discuss your dual-class structure and the relative voting rights of your Class A and Class B common stock.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as a result of the Reorganization Transactions disclosed in Amendment No. 1, the Company no longer expects to have a dual-class structure. Please see page 9 of Amendment No. 1 for a discussion of the Reorganization Transactions, which are intended to simplify the Company’s capital structure and related disclosures for investors and facilitate the offering. The Company has updated Amendment No. 1 to remove the dual-class structure and related disclosures regarding the Class A and Class B common stock.

Prospectus Summary, page 1

2.	Please expand your disclosure to briefly describe the meaning of the terms “unbundled product,” “mobile bounce,” and “conversion rate.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to provide plain English meanings for the referenced terms or replace the terms with their plain English meaning. Please see pages 1 and 4 of Amendment No. 1.

3.

Please revise to clarify why you believe you represent “a new breed of hybrid carrier.” In this regard, we note you disclose that your operations consist of scheduled and charter flights but also discuss how your model includes certain low-cost and ultra low-cost structure characteristics.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 1 of Amendment No. 1.

4.	Please revise your disclosure to include quantitative information to support your determination that your “unique model” generates “superior returns and high margins.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to remove the word “unique” and to clarify that the Company’s model has the objective of generating higher returns and margins by dynamically deploying shared aircraft and flight crews across its service lines. Please see page 1 of Amendment No. 1.

Prospectus Summary

Our Competitive Strengths, page 2

5.

Please provide additional details about the management study disclosed on page 4 so that an investor may understand its significance, including the number of respondents and how they were selected to participate in the study.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 4 of Amendment No. 1.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

Prospectus Summary

Our Competitive Strengths

Tactical Mid-Life Fleet with Flexible Operations, page 4

6.

We note you maintain low aircraft ownership costs by purchasing mid-life aircraft, which have a lower purchase price than comparable new aircraft. Expand your disclosure to provide a more balanced perspective of the expected trends in maintenance and repair expenses associated with the ownership of mid-life aircraft versus new aircraft, and how these expected trends may impact lower ownership costs.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 4 of Amendment No. 1.

Risk Factors

We depend on a sole-source supplier for the majority of our aircraft parts…. page 40

7.

We note your disclosure that you depend on a sole-source supplier for the majority of your aircraft parts and your disclosure that any supply disruption could have a material adverse effect on your business. Please revise to identify such supplier, or tell us why such information is not material. In addition, please file your contract with such supplier, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 40 of Amendment No. 1. Please also note that Exhibits 10.8 through 10.25 to the Registration Statement are copies of the contract with Delta Air Lines, Inc., as amended.

Risk Factors

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries… page 49

8.

We note from this disclosure that the Successor is a holding company with restrictions on the ability to pay dividends. Please tell us how you determined that the information specified by Schedule I per Rule 5-04 of Regulation S-X is not required.

The Company acknowledges the Staff’s comment. The asset-based revolving credit agreement (the “ABL Credit Agreement”) of Sun Country, Inc. (the “Borrower”) restricts the Borrower’s ability to make certain dividends and distributions, including to the Company, which in turn may restrict the Company’s ability to pay dividends. However, the covenant restricting the Borrower’s ability to make certain dividends and distributions has an exception permitting dividends and distributions as long as, at the time such dividend is made, the Payment Conditions (as defined in the ABL Credit Agreement) are satisfied. The Borrower will have met the Payment Conditions if (a) prior to and after giving effect to the relevant action, no default or event of default under the ABL Credit Agreement shall have occurred and been continuing and (b) (A) daily average Availability (as defined in the ABL Credit Agreement) for the period of 30 consecutive calendar days immediately preceding such action and Availability as of the date of such action, in each case, on a Pro Forma Basis (as defined in the ABL Credit Agreement), shall be at least equal to $10,000,000, or (B) (1) daily average Availability for the period of 30 consecutive calendars days immediately preceding such action and Availability as of the date of such action, in each case, on

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

a Pro Forma Basis, shall be at least equal to $7,000,000 and (2) the Fixed Charge Coverage Ratio for the Test Period (in each case, as defined in the ABL Credit Agreement) most recently ended, determined on a Pro Forma Basis after giving effect to such action, shall be no less than 1.00 to 1.00.

As of December 31, 2019, (a) no default or event of default existed under the ABL Credit Agreement and (b) (i) the daily average Availability for the immediately preceding 30 consecutive calendar days was $19.65 million, the Availability as of December 31, 2019 was $19.65 million and (ii) the Fixed Charge Coverage Ratio for the year ended December 31, 2019 was in excess of 1.00 to 1.00.

Based upon the foregoing, as of December 31, 2019, the Borrower was in compliance with the Payment Conditions and does not reasonably expect the negative covenant in the ABL Credit Agreement to impede its ability to pay dividends. Therefore, Schedule I per Rule 5-04 of Regulation S-X was not applicable to the Company during the fiscal year ended December 31, 2019. The Company will continue to monitor the applicability of this guidance. Should restrictions become a meaningful and material factor in the Company’s ability to pay dividends, the Company will disclose the substantive details of the respective restrictions.

Please also see page 85 of Amendment No. 1 for a description of the restriction on dividends in the Borrower’s ABL Credit Agreement and disclosure that the Borrower was in compliance with the Payment Conditions as of December 31, 2019.

Risk Factors

Our future earnings and earnings per share, as reported under GAAP, could be adversely impacted by the warrants granted to Amazon…. page 50

9.

Please revise your risk factor disclosure here or elsewhere as appropriate, to include all material risks associated with Amazon’s ownership of your Class A common stock and warrants. In this regard, we note your disclosure on page 115 that as long as Amazon holds the 2019 Warrants or any shares of Class A common stock and its contract remains in effect, Amazon will have the right to nominate a member or an observer to your board of directors.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment and believes that Amendment No. 1 includes all material risks associated with Amazon’s ownership of the Company’s common stock and warrants. Please see page 50 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Statistics and Metrics, page 74

10.

We note the tabular presentation of Key Operating Statistics and Metrics on page 74 as well as your qualitative discussions and other related disclosures throughout the Submission. Tell us why you believe it is appropriate to present operating statistics and metrics based on GAAP and non-GAAP financial measures without providing the audited financial statements for those same periods.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

The Company acknowledges the Staff’s comment and advises the Staff that, because the Company qualifies as an emerging growth company under the Jumpstart our Business Startups Act, the Company plans to rely on the exemption in Section 7(a)(2)(A) of the Securities Act of 1933, as amended (the “Securities Act”), to present only two years of audited consolidated financial statements in the Registration Statement. Based on the anticipated timing of the first public filing of the Registration Statement with the Commission, the Company anticipates that only the audited consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 will be required to be included in the Registration Statement. The Company has prepared audited financial statements for the fiscal year ended December 31, 2017 but such financial statements were not audited in accordance with PCAOB standards and, as a result, are not included in the Registration Statement in reliance on the exemption in Section 7(a)(2)(A) of the Securities Act.

Notwithstanding the financial statements included in the Registration Statement, the Company believes that presenting certain operating statistics and metrics for prior fiscal periods is useful additional information for investors in evaluating the development of the Company’s business. The Company also notes that it is not uncommon, and in some cases is required, for registrants to include financial or other operating information for periods prior to those covered by the financial statements included in a registration statement or periodic report, particularly where understanding trends is important for an investor’s perspective of the company. For example, Item 301(a) of Regulation S-K requires registrants to include selected financial data for each of the last five fiscal years, even when audited financial statements are not included for the earliest two years of such five-year period. In the case of Amendment No. 1, the additional financial information and operating statistics are useful for an investor’s evaluation of the Company, and the Company believes that all such information included in Amendment No. 1 is accurate and complete based on its prior financial statements and internal records.

11.

We note that the definition of “CASM excluding fuel” is further adjusted to exclude certain commissions and other costs of selling your vacation products. Please revise the title of this metric to clarify that it excludes more than just fuel.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to title the metric as “CASM ex.” This term is defined on page 19 of Amendment No. 1 to make clear that it excludes fuel and certain commission and other costs of selling the Company’s vacation products. Titling this metric as “CASM ex” is consistent with how certain other airlines in the industry title this metric when their calculation excludes more than fuel.

12.

We note that the definition of “Adjusted CASM” excludes items that are “unusual and not representative of [y]our ongoing costs.” Tell us why you believe stock compensation is appropriately included in this category, or revise your description of the type of adjustments made to this non-GAAP measure as appropriate. Refer to Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018).

The Company acknowledges the Staff’s comment and has revised the description of the type of adjustments to CASM in the Registration Statement to remove the reference of the term “unusual and not representative” in order to conform with Question 102.03 of the Compliance and

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

Disclosure Interpretations on Non-GAAP Financial Measures (“C&DI”) issued on April 4, 2018. The Company notes that Question 102.03 of the C&DI provides that the prohibition found in Item 10(e) of Regulation S-K for adjusting for non-recurring, infrequent or unusual items is “based on the description of the charge or gain that is being adjusted” and “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain” and “[r]egistrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” The Company believes that the adjustments are permitted subject to the requirements of Regulation G and Question 100.01 of the C&DI as the adjustments are not normal cash operating expenses necessary to its airline operations and the Company will not describe these adjustments as “non-recurring” or in other terms that may mischaracterize the nature or frequency of the charges. Further, the Company has revised its disclosure to describe why it believes stock compensation is appropriately excluded in Adjusted CASM and why it provides useful information to investors about the Company’s results of operations, as required by Item 10(e)(1)(i)(C) of Regulation S-K. Please see page 19 of Amendment No. 1.

Comparison of Successor 2019 period to Combined 2018 period, page 76

13.

We note the explanation for the decrease in other revenue was primarily due to lower net revenues from your Sun Country Vacations products. However, we are unable to locate meaningful disclosure in the Submission that addresses the underlying nature of these products, other than the high-level description on page 71, which indicates that these products include organizing ground services, such as hotel, car and transfers. Please expand the disclosure in your Submission to provide relevant information regarding the nature of these products and how they fit into your overall business model.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 106 of Amendment No. 1.

Non-GAAP Financial Measures

Presentation of Combined 2018 Period, page 79

14.

We note that you have provided a tabular presentation and related discussion of non-GAAP “combined” financial data for the predecessor period ended April 10, 2018 and the successor period ended December 31, 2018 within this Submission. Please note that your primary discussion should be of the actual results for each period (i.e. predecessor and successor separately). It is inappropriate to merely combine information for predecessor and successor periods. You can supplement your discussion of the actual historical results of operations and capital resources with a discussion of pro forma financial information (e.g. predecessor period plus successor period plus pro forma adjustments). The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X and any discussion of such pro forma information should supplement and not be given greater prominence than actual results. Revise the applicable disclosures accordingly, including the key operating statistics and metrics that are calculated with combined financial information.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to eliminate the tabular presentation and related discussion of combined financial results for the predecessor period ended April 10, 2018 and the successor period ended December 31, 2018.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

The Company respectfully advises the Staff that it considered presenting supplemental pro forma financial information for the twelve months ended December 31, 2018 in a format consistent with Article 11 of Regulation S-X. The Company believes that the Registration Statement currently discloses the material information related to the change in basis of presentation between the applicable predecessor and successor periods. Specifically, the Company advises the Staff that page 65 of Amendment No. 1 currently discloses the differences in accounting between the applicable periods in aircraft rent, maintenance expenses and depreciation and amortization as a result of the acquisition and further references the detailed acquisition accounting disclosures within Note 2 and the quantification of impacts within Note 3 to the audited annual consolidated financial statements. Further, the Company believes these disclosures provide sufficient information for investors to understand the impact of acquisition accounting related to its change in basis. The acquisition accounting impacted only these financial statement line items and had no impact on the Company’s revenues. As a result, the Company does not believe that the presentation of supplemental pro forma financial information for the twelve months ended December 31 2018 in a format consistent with Article 11 of Regulation S-X would provide meaningful additional information for investors.

The Company respectfully advises the Staff that the new basis of accounting resulting from the acquisition did not impact its core operations, including ASMs, passengers, block hours or other operational measures, except CASM. CASM and related CASM metrics are the only operating metrics impacted by acquisition accounting adjustments, and the Company does not believe that the acquisition accounting adjustments would have a material impact on CASM and related CASM metrics in the Predecessor 2018 period or provide any additional material information for investors. As a result, the Company believes that presenting all operating metrics for the twelve months ended December 31, 2018 provides the most meaningful information for investors by providing a basis for comparing the metrics to other annual periods presented as well as other airlines.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 81

15.

We note your disclosure that your ABL Facility contains “customary affirmative and negative covenants.” If material, please describe any negative covenants that may restrict your ability to pay dividends, and briefly disclose the specific terms of the financial maintenance covenant.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 85 of Amendment No. 1.

Off Balance Sheet Arrangements

Fuel Consortia, page 85

16.

We note from the disclosure under this heading that you participate in “fuel consortia” at MSP and Las Vegas International Airport through agreements that include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

airlines. These agreements, per the disclosure, are not reflected on the balance sheet. Please expand your disclosure to provide further clarity into the nature and terms of these agreements to aid in an understanding as to why off-balance sheet classification is appropriate. In your response, please address how you considered the applicability of ASC 810-10-15 as a variable interest entity as well as ASC 460 related to guarantees and other obligations.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 91 of Amendment No. 1. The Company has entered into new fuel consortia agreements since the last filing of the Registration Statement and therefore Amendment No. 1 is updated for these agreements. The Company considered ASC 810-10-15 in its assessment of the appropriate accounting treatment, as updated on page 91 of Amendment No. 1. For arrangements that existed at December 31, 2018, these arrangements were not variable interest entities because they are not legal entities. For arrangements entered into during 2019, the arrangements were either (i) not variable interest entities because the consortia are not legal entities or (ii) are variable interest entities but the Company is not deemed the primary beneficiary because the Company is one of multiple members, has no special power or voting rights and is not able to direct the operations of the consortia. In addition, the Company assessed ASC 460 and determined no material indirect guarantee exists. No other material obligations exist related to these arrangements.

Business

Competition, page 101

17.	We note the chart that you have provided on page 101 comparing your CASM excluding fuel and utilization with your competitors. Please revise to indicate the time period covered in the chart.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 109 of Amendment No. 1.

Management, page 111

18.

Please revise to provide the time periods associated with the business experience of your executive officers and directors during the past five years. For example, please clarify the time periods that Jude Bricker has been at positions with Allegiant Travel Company, and the time periods over the last five years that Dave Davis was employed at Global Eagle Entertainment, Inc. and his various other roles that are disclosed before he joined your company in May 2018. See Item 401(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 119 through 121 of Amendment No. 1.

Executive Compensation, page 118

19.	Please tell us why you have not provided 2018 executive compensation information for a third executive officer serving as of December 31, 2018. Refer to Item 402(m)(2) of Regulation S-K.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

The Company acknowledges the Staff’s comment. The Company advises the Staff that it has updated the Executive Compensation disclosure for the fiscal year ended December 31, 2019 and, pursuant to Item 402(m)(2) of Regulation S-K, has included the required disclosure for three executive officers (Jude Bricker, CEO; Dave Davis, CFO and Gregory Mays, COO) serving as of December 31, 2019, as permitted for emerging growth companies. Please see pages 127 through 132 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 130

20.

Once available, please revise your disclosure to include the number of shares which will be registrable under the registration rights agreement and describe the attendant risks to investors in this offering. We also note that you plan to enter into a registration rights agreement with Amazon. Please also file that registration rights agreement as an exhibit or advise.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 141 of Amendment No. 1. The Company advises the Staff that it will file the registration rights agreement with Amazon as Exhibit 10.13 to a subsequent filing prior to the effectiveness of the Registration Statement.

Description of Capital Stock

Exclusive Forum Selection, page 140

21.

We note your disclosure that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s amended and restated certificate of incorporation to be in effect prior to the completion of the offering will clarify that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. The Company advises the Staff that it will file the form of amended and restated certificate of incorporation as Exhibit 3.1 to a subsequent filing prior to the effectiveness of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Business Combinations, page F-9

22.

We note that the fair value of the assets acquired and the liabilities assumed in the acquisition of MN Airlines, LLC were estimated using market, income, and cost approaches. Please revise to provide information that is more responsive to the disclosure requirements in ASC 820-10-50. In this regard, we are unable to locate a discussion of the inputs that were used in the valuation methods, including the material judgments and assumptions that were made.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-9 through F-11 of Amendment No. 1.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

Note 3. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet Information, page F-11

23.

We note that the information described under this heading appears to have pro forma impact on the Liabilities and Members’ Interest portion of the consolidated balance sheet on page F-4. However, the column titled Pro Forma Information is shown only on page F-3. Please revise the explanation in this footnote to clearly identify and explain the nature of the pro forma adjustments that will be presented on the face of the historical financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as a result of the Reorganization Transactions, the Company no longer expects to present pro forma balance sheet information in its financial statements. The Company has revised the Registration Statement to remove the column titled “Pro Forma Information” on page F-3 of Amendment No. 1 and the related disclosures under the heading “Unaudited Pro Forma Balance Sheet Information” on page F-12 of Amendment No. 1. The Company further advises the Staff that it has updated its Subsequent Event footnote on pages F-28 and F-29 of Amendment No. 1 to disclose the exercise of the Apollo Warrants to purchase common stock of SCA Acquisition Holdings, LLC and the subsequent corporate conversion of SCA Acquisition Holdings, LLC to Sun Country Airlines Holdings, Inc., both of which occurred prior to filing Amendment No. 1. The Company anticipates that prior to the completion of this offering, it will effect a stock split that will be given retroactive recognition within its consolidated financial statements prior to the effectiveness of the Registration Statement.

Restricted Cash, page F-12

24.	Expand your disclosure here to describe the nature of the restriction on the charter revenue receipts. Refer to ASC 230-10-50-7. Note 4. Earnings Per Share, page F-18

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-12 of Amendment No. 1.

25.

Relocate the tabular information in this footnote under the heading Unaudited Pro Forma Net Loss per Share to Common Stockholders to the face of the historical financial statements. Additionally, expand the pro forma disclosures to include the predecessor period from January 1, 2018 to April 10, 2018 to also reflect your change in tax status.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to reflect the change in the Company’s tax status. Please see page F-5 and F-16 of Amendment No. 1. Further, the Company advises the Staff that, as a result of the Reorganization Transactions, the Company no longer expects to present pro forma earnings per share adjustments for the Corporate Conversion. Accordingly, the Company has revised the Registration Statement to remove the disclosures under the heading “Unaudited Pro Forma Net Loss per Share to Common Stockholders” on page F-18 of Amendment No. 1.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

Note 14. Special Items, page F-28

26.

We note from disclosure on page F-15 that the terms of the frequent flier rewards program, now called Sun Country Rewards, were modified such that point expiration was accelerated, while at the same time, making the points more valuable for members. As a result, a net gain of $8,463 was recorded in Special Items. Tell us more about how the accounting for this modification was determined and how the net gain was calculated.

The Company acknowledges the Staff’s comment and advises the Staff that it recorded the effects of the program changes in the fourth quarter of 2018, as per the AICPA Airline Audit Guide, Section 3.135, which states, “Changes in FFP-related estimates that affect the calculation of the FFP liability generally affect the period in which the change occurs…”

The program changes, effective on November 3, 2018, were comprised of two components: (1) Sun Country Rewards members’ outstanding points balances (for members who did not hold a Sun Country co-branded credit card) would expire 3 years after they are earned. Previously, members’ points did not expire as long as the members’ continued to have activity on their account; and (2) the member receives $1 worth of spend for every 100 points redeemed. Previously, a member needed 110 or 130 points (based on seasonality) to get $1 worth of spend.

The Company calculated the impact on the loyalty liability as a result of these changes: (1) to calculate the impact of the points set to expire, the Company obtained the number of impacted points based on the date the points were originally earned, and multiplied the number of points by the average value per point, which resulted in a gain of $8,975; and (2) to calculate the impact of the change in the value of each point, the Company re-valued all outstanding points based on the revised redemption value, net of breakage, which resulted in a loss of $512.

General

27.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

*                    *                     *

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2020

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	Katherine Shaia

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Eric Levenhagen

Sun Country Airlines Holdings, Inc.